FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of March 24, 2004

SIGNET GROUP plc
(Translation of registrant's name into English)

Zenith House
The Hyde
London NW9 6EW
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

For immediate release
24 March 2004
Signet Group plc (LSE: SIG, Nasdaq NMS: SIGY)

Further re: Preliminary Results

Further to the Preliminary Results announcement released at 12.30 on 24th March 2004 under RNS number 8644W, please be advised that the proposed final dividend is to be paid on 2 July 2004 to those shareholders on the register of members on 4 June 2004.

There is no further amendment to the Preliminary Results.

Enquiries:
Tim Jackson, Director of Investor Relations    +44 (0) 20 7399 9520
Mike Smith / Tim Grey, Brunswick               +44 (0) 20 7404 5959

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                               By: /s/ Walker Boyd

                                                               Name: Walker Boyd
                                                                              Title: Group Finance Director

Date:    March 24, 2004